SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Announces Reverse Stock Split To Take Effect
August 10, 2005

Givatayim, Israel, August 10, 2005 – Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUSF), a leading provider of stolen vehicle retrieval services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, announced that effective as of the open of business on August 10, 2005, a one hundred (100) for one (1) reverse stock split of the Company’s Ordinary Shares is to take effect. Nexus’ new symbol as of such date shall be NXTSF.

Following the reverse stock split, the Company’s authorized share capital will be Twenty Four Million New Israeli Shekels (24,000,000 NIS) divided into Eight Million (8,000,000) Ordinary Shares, nominal value NIS 3.00 each, and the issued share capital shall be approximately 2,458,910 Ordinary Shares, nominal value NIS 3.00 each (depending on the rounding up and down of the shares to the nearest whole number).

The company has applied to have its shares listed once again for trade on the NASDAQ Smallcap Market instead of having them listed on the Over-The-Counter Bulletin Board.

Yossi Ben Shalom, Chairman of the board said: “We believe that after our achievements during the last three years to transform Nexus and substantially increase its business, it is important that our shares will be listed for trade on the NASDAQ Smallcap Market. We hope that such initiatives will bring value to our shareholders, by means of reduced share-trading transaction costs and increased exposure to many more investors”.

“We are upgrading our relations with the capital markets, shareholders and potential investors to better enable them to evaluate Nexus’ business and financial improvements and growth potential” Concluded Ben Shalom.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: August 10, 2005